 Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Third Fiscal Quarter Ended November 30, 2022

(Beijing–January 19, 2023)—TAL Education Group (NYSE: TAL) (“TAL” or the“Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2023 ended November 30, 2022.

Highlights for the Third Quarter of Fiscal Year 2023

-	Net revenues was US$232.7 million, compared to net revenues of US$1,020.9 million in the same period of the prior year.
-	Loss from operations was US$32.9 million, compared to loss from operations of US$108.4 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$4.5 million, compared to non-GAAP loss from operations of US$67.6 million in the same period of the prior year.
-	Net loss attributable to TAL was US$51.6 million, compared to net loss attributable to TAL of US$99.4 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$23.2 million, compared to non-GAAP net loss attributable to TAL of US$58.6 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.08.
Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.04. Three ADSs represent one Class A common share.

-	Cash, cash equivalents and short-term investments totaled US$3,040.5 million as of November 30, 2022, compared to US$2,708.7 million as of February 28, 2022.

Highlights for the Nine Months Ended November 30, 2022
-	Net revenues was US$750.8 million, compared to net revenues of US$3,849.8 million in the same period of the prior year.
-	Loss from operations was US$46.3 million, compared to loss from operations of US$615.2 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$35.9 million, compared to non-GAAP loss from operations of US$440.5 million in the same period of the prior year.
-	Net loss attributable to TAL was US$96.2 million, compared to net loss attributable to TAL of US$1,028.0 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$14.0 million, compared to non-GAAP net loss attributable to TAL of US$853.3 million in the same period of the prior year.
-	Basic and diluted net loss per ADS were both US$0.15. Non-GAAP basic and diluted net loss per ADS, excluding share-based compensation expenses, were both US$0.02.

Financial Data——Third Quarter and First Nine Months of Fiscal Year 2023

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	November 30,
	2021	2022	Pct. Change
Net revenues	1,020,932	232,681	(77.2%	)
Loss from operations	(108,429)	(32,882)	(69.7%	)
Non-GAAP loss from operations	(67,611)	(4,540)	(93.3%	)
Net loss attributable to TAL	(99,368)	(51,579)	(48.1%	)
Non-GAAP net loss attributable to TAL	(58,550)	(23,237)	(60.3%	)
Net loss per ADS attributable to TAL – basic	(0.15)	(0.08)	(47.3%	)
Net loss per ADS attributable to TAL – diluted	(0.15)	(0.08)	(47.3%	)
Non-GAAP net loss per ADS attributable to TAL – basic	(0.09)	(0.04)	(59.7%	)
Non-GAAP net loss per ADS attributable to TAL – diluted	(0.09)	(0.04)	(59.7%	)

	Nine Months Ended
	November 30,
	2021	2022	Pct. Change
Net revenues	3,849,755	750,786	(80.5%	)
Loss from operations	(615,160)	(46,314)	(92.5%	)
Non-GAAP (loss)/income from operations	(440,463)	35,931	(108.2%	)
Net loss attributable to TAL	(1,027,992)	(96,195)	(90.6%	)
Non-GAAP net loss attributable to TAL	(853,295)	(13,950)	(98.4%	)
Net loss per ADS attributable to TAL – basic	(1.60)	(0.15)	(90.6%	)
Net loss per ADS attributable to TAL – diluted	(1.60)	(0.15)	(90.6%	)
Non-GAAP net loss per ADS attributable to TAL – basic	(1.33)	(0.02)	(98.4%	)
Non-GAAP net loss per ADS attributable to TAL – diluted	(1.33)	(0.02)	(98.4%	)

"Although the revenue of this quarter was affected by exchange rate fluctuations and seasonality， our new business has maintained the momentum of continuous development " said Alex Peng, TAL’s President & Chief Financial Officer.

Mr. Peng added: "We expect to continue our development in the fourth quarter, enhancing the value that we deliver to our customers while further refining our operating efficiency to strengthen our competitive position and drive sustainable, long-term growth of our business. "

Financial Results for the Third Quarter of Fiscal Year 2023

Net Revenues

In the third quarter of fiscal year 2023, TAL reported net revenues of US$232.7 million, representing a 77.2% decrease from US$1,020.9 million in the third quarter of fiscal year 2022.

Operating Costs and Expenses

In the third quarter of fiscal year 2023, operating costs and expenses were US$266.3 million, representing a 76.6% decrease from US$1,139.3 million in the third quarter of fiscal year 2022. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$238.0 million, representing a 78.3% decrease from US$1,098.5 million in the third quarter of fiscal year 2022.

Cost of revenues decreased by 80.2% to US$103.0 million from US$519.5 million in the third quarter of fiscal year 2022. Non-GAAP cost of revenues, which excluded share-based compensation expenses, decreased by 80.9% to US$99.4 million, from US$519.2 million in the third quarter of fiscal year 2022.

Selling and marketing expenses decreased by 74.3% to US$70.4 million from US$273.6 million in the third quarter of fiscal year 2022. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 75.3% to US$63.8 million, from US$258.6 million in the third quarter of fiscal year 2022.

General and administrative expenses decreased by 69.0% to US$93.0 million from US$300.0 million in the third quarter of fiscal year 2022. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, decreased by 72.7% to US$74.8 million, from US$274.4 million in the third quarter of fiscal year 2022.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 30.6% to US$28.3 million in the third quarter of fiscal year 2023 from US$40.8 million in the same period of fiscal year 2022.

Impairment loss on intangible assets and goodwill was nil for the third quarter of fiscal year 2023, compared to US$46.2 million for the third quarter of fiscal year 2022.

Gross Profit

Gross profit decreased by 74.1% to US$129.7 million from US$501.4 million in the third quarter of fiscal year 2022.

Loss from Operations

Loss from operations was US$32.9 million in the third quarter of fiscal year 2023, compared to loss from operations of US$108.4 million in the third quarter of fiscal year 2022. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$4.5 million, compared to Non-GAAP loss from operations of US$67.6 million in the same period of the prior year.

Other Income/(Expense)

Other expense was US$32.0 million for the third quarter of fiscal year 2023, compared to other income of US$9.5 million in the third quarter of fiscal year 2022.

Impairment Loss on Long-term Investments

Impairment loss on Long-term investment was US$0.2 million for the third quarter of fiscal year 2023, compared to nil for the third quarter of fiscal year 2022.

Income Tax Expense

Income tax expense was US$2.8 million in the third quarter of fiscal year 2023, compared to US$25.6 million of income tax expense in the third quarter of fiscal year 2022.

Net Loss attributable to TAL Education Group

Net loss attributable to TAL was US$51.6 million in the third quarter of fiscal year 2023, compared to net loss attributable to TAL of US$99.4 million in the third quarter of fiscal year 2022. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$23.2 million, compared to Non-GAAP net loss attributable to TAL of US$58.6 million in the third quarter of fiscal year 2022.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both US$0.08 in the third quarter of fiscal year 2023. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.04 in the third quarter of fiscal year 2023.

Cash, Cash Equivalents, and Short-Term Investments

As of November 30, 2022, the Company had US$1,860.9 million of cash and cash equivalents and US$1,179.6 million of short-term investments, compared to US$1,638.2 million of cash and cash equivalents and US$1,070.5 million of short-term investments as of February 28, 2022.

Deferred Revenue

As of November 30, 2022, the Company’s deferred revenue balance was US$270.8 million, compared to US$187.7 million as of February 28, 2022.

Financial Results for the First Nine Months of Fiscal Year 2023

Net Revenues

For the first nine months of fiscal year 2023, TAL reported net revenues of US$750.8 million, representing an 80.5% decrease from US$3,849.8 million in the first nine months of fiscal year 2022.

Operating Costs and Expenses

In the first nine months of fiscal year 2023, operating costs and expenses were US$818.8 million, an 81.7% decrease from US$4,480.0 million in the first nine months of fiscal year 2022. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$736.6 million, an 82.9% decrease from US$4,305.3 million in the first nine months of fiscal year 2022.

Cost of revenues decreased by 84.6% to US$308.6 million from US$2,005.3 million in the first nine months of fiscal year 2022. Non-GAAP cost of revenues, which excluded share- based compensation expenses, decreased by 85.0% to US$300.1 million from US$2,004.3 million in the first nine months of fiscal year 2022.

Selling and marketing expenses decreased by 79.4% to US$208.5 million from US$1,014.7 million in the first nine months of fiscal year 2022. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 80.5% to US$185.5 million from US$951.2 million in the first nine months of fiscal year 2022.

General and administrative expenses decreased by 69.5% to US$301.6 million from US$987.6 million in the first nine months of fiscal year 2022. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, decreased by 71.4% to US$250.9 million from US$877.3 million in the first nine months of fiscal year 2022.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 52.9% to US$82.2 million in the first nine months of fiscal year 2023 from US$174.7 million in the same period of fiscal year 2022.

Impairment loss on intangible assets and goodwill was nil for the first nine months of fiscal year 2023, compared to US$472.4 million for the same period of fiscal year 2022.

Gross Profit

Gross profit decreased by 76.0% to US$442.1 million from US$1,844.5 million in the first nine months of fiscal year 2022.

(Loss)/Income from Operations

Loss from operations was US$46.3 million in the first nine months of fiscal year 2023, compared to loss from operations of US$615.2 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$35.9 million, compared to US$440.5 million Non-GAAP loss from operations in the same period of the prior year.

Other Income/(Expense)

Other expense was US$84.5 million for the first nine months of fiscal year 2023, compared to other income of US$17.6 million in the same period of the prior year.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$6.8 million for the first nine months of fiscal year 2023, compared to US$178.1 million for the first nine months of fiscal year 2022.

Income Tax Expense

Income tax expense was US$9.6 million in the first nine months of fiscal year 2023, compared to US$367.1 million of income tax expense in the first nine months of fiscal year 2022.

Net Loss Attributable to TAL Education Group

Net loss attributable to TAL was US$96.2 million in the first nine months of fiscal year 2023, compared to net loss attributable to TAL of US$1,028.0 million in the first nine months of fiscal year 2022. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$14.0 million, compared to US$853.3 million Non-GAAP loss attributable to TAL in the same period of the prior year.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both US$0.15 in the first nine months of fiscal year 2023. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.02.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2023 ended November 30, 2022 at 7:00 a.m. Eastern Time on January 19, 2023 (8:00 p.m. Beijing time on January 19, 2023).

Please note that you will need to pre-register for conference call participation at https://register.vevent.com/register/BI3278c68d351148b985b566d3f1215a12.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward- looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from all ages through diversified class formats. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non- GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to TAL, non- GAAP basic and non-GAAP diluted net loss per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non- GAAP financial measures.

For further information, please contact:

Jackson Ding Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2022	As of November 30, 2022
ASSETS
Current assets
Cash and cash equivalents	$1,638,189	$1,860,877
Restricted cash-current	755,646	297,405
Short-term investments	1,070,535	1,179,600
Inventory	21,830	30,183
Amounts due from related parties-current	919	393
Income tax receivables	19,504	27
Prepaid expenses and other current assets	122,753	134,796
Total current assets	3,629,376	3,503,281
Restricted cash-non-current	287,951	149,950
Property and equipment, net	281,226	272,639
Deferred tax assets	6,747	3,422
Rental deposits	10,770	14,894
Intangible assets, net	1,696	560
Land use right, net	217,708	190,647
Goodwill	-	159
Amounts due from related parties- non-current	77	-
Long-term investments	414,487	467,256
Long-term prepayments and other non-current assets	5,418	4,694
Operating lease right-of-use assets	227,072	149,326
Total assets	$5,082,528	$4,756,828
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$89,838	$69,809
Deferred revenue-current	187,718	270,111
Amounts due to related parties-current	205	104
Accrued expenses and other current liabilities	558,718	474,119
Operating lease liabilities, current portion	66,105	41,326
Total current liabilities	902,584	855,469
Deferred revenue-non-current	14	686
Deferred tax liabilities	1,680	3,323
Operating lease liabilities, non-current portion	175,988	118,063
Total liabilities	1,080,266	977,541
Equity
Class A common shares	167	169
Class B common shares	49	49
Treasury Stock	-	(6)
Additional paid-in capital	4,358,265	4,374,276
Statutory reserve	154,362	150,749
Accumulated deficit	(544,309)	(636,891)
Accumulated other comprehensive income/(loss)	61,617	(83,118)
Total TAL Education Group's equity	4,030,151	3,805,228
Noncontrolling interest	(27,889)	(25,941)
Total equity	4,002,262	3,779,287
Total liabilities and equity	$5,082,528	$4,756,828

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2021	2022	2021	2022
Net revenues	$1,020,932	$232,681	$3,849,755	$750,786
Cost of revenues (note 1)	519,483	102,955	2,005,252	308,645
Gross profit	501,449	129,726	1,844,503	442,141
Operating expenses (note 1)
Selling and marketing	273,629	70,398	1,014,666	208,524
General and administrative	299,963	92,972	987,595	301,628
Impairment loss on intangible assets and goodwill	46,247	-	472,437	-
Total operating expenses	619,839	163,370	2,474,698	510,152
Government subsidies	9,961	762	15,035	21,697
Loss from operations	(108,429)	(32,882)	(615,160)	(46,314)
Interest income	12,747	15,979	84,644	41,487
Interest expense	(1,821)	-	(7,871)	-
Other income/(expense)	9,520	(32,022)	17,611	(84,526)
Gain from disposal of a subsidiary	-	-	-	9,550
Impairment loss on long-term investments	-	(215)	(178,063)	(6,825)
Loss before income tax expense and income from equity method investments	(87,983)	(49,140)	(698,839)	(86,628)
Income tax expense	(25,562)	(2,756)	(367,120)	(9,559)
Income from equity method investments	6,423	280	10,471	801
Net loss	(107,122)	(51,616)	(1,055,488)	(95,386)
Add: Net loss/(income) attributable to noncontrolling interest	7,754	37	27,496	(809)
Total net loss attributable to TAL Education Group	$(99,368)	$(51,579)	$(1,027,992)	$(96,195)
Net loss per common share
Basic	$(0.46)	$(0.24)	$(4.79)	$(0.45)
Diluted	(0.46)	(0.24)	(4.79)	(0.45)
Net loss per ADS (note 2)
Basic	$(0.15)	$(0.08)	$(1.60)	$(0.15)
Diluted	(0.15)	(0.08)	(1.60)	(0.15)
Weighted average shares used in calculating net loss per common share
Basic	214,672,624	211,617,052	214,619,651	212,770,824
Diluted	214,672,624	211,617,052	214,619,651	212,770,824

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2021	2022	2021	2022
Cost of revenues	$262	$3,549	$996	$8,529
Selling and marketing expenses	15,008	6,637	63,440	23,014
General and administrative expenses	25,548	18,156	110,261	50,702
Total	$40,818	$28,342	$174,697	$82,245

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(In thousands of U.S. dollars)

	For the Nine Months Ended November 30,		For the Nine Months Ended November 30,
	2021	2022	2021	2022
Net loss	$(107,122)	$(51,616)	$(1,055,488)	$(95,386)
Other comprehensive income/(loss), net of tax	6,053	(24,634)	(17,796)	(141,372)
Comprehensive loss	(101,069)	(76,250)	(1,073,284)	(236,758)
Add: Comprehensive loss /(income) attributable to noncontrolling interest	8,106	(776)	27,855	(4,172)
Comprehensive loss attributable to TAL Education Group	$(92,963)	$(77,026)	$(1,045,429)	$(240,930)

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2021	2022	2021	2022
Cost of revenues	$519,483	$102,955	$2,005,252	$308,645
Share-based compensation expense in cost of revenues	262	3,549	996	8,529
Non-GAAP cost of revenues	519,221	99,406	2,004,256	300,116
Selling and marketing expenses	273,629	70,398	1,014,666	208,524
Share-based compensation expense in selling and marketing expenses	15,008	6,637	63,440	23,014
Non-GAAP selling and marketing expenses	258,621	63,761	951,226	185,510
General and administrative expenses	299,963	92,972	987,595	301,628
Share-based compensation expense in general and administrative expenses	25,548	18,156	110,261	50,702
Non-GAAP general and administrative expenses	274,415	74,816	877,334	250,926
Operating costs and expenses	1,139,322	266,325	4,479,950	818,797
Share-based compensation expense in operating costs and expenses	40,818	28,342	174,697	82,245
Non-GAAP operating costs and expenses	1,098,504	237,983	4,305,253	736,552
Loss from operations	(108,429)	(32,882)	(615,160)	(46,314)
Share based compensation expenses	40,818	28,342	174,697	82,245
Non-GAAP (loss)/income from operations	(67,611)	(4,540)	(440,463)	35,931
Net loss attributable to TAL Education Group	(99,368)	(51,579)	(1,027,992)	(96,195)
Share based compensation expenses	40,818	28,342	174,697	82,245
Non-GAAP net loss attributable to TAL Education Group	$(58,550)	$(23,237)	$(853,295)	$(13,950)
Net loss per ADS
Basic	$(0.15)	$(0.08)	$(1.60)	$(0.15)
Diluted	(0.15)	(0.08)	(1.60)	(0.15)
Non-GAAP Net loss per ADS
Basic	$(0.09)	$(0.04)	$(1.33)	$(0.02)
Diluted	(0.09)	(0.04)	(1.33)	(0.02)
ADSs used in calculating net loss per ADS
Basic	644,017,872	634,851,156	643,858,953	638,312,472
Diluted	644,017,872	634,851,156	643,858,953	638,312,472
ADSs used in calculating Non- GAAP net loss per ADS
Basic	644,017,872	634,851,156	643,858,953	638,312,472
Diluted	644,017,872	634,851,156	643,858,953	638,312,472